

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2023

Fu-Feng Kuo
Chief Executive Officer
Jyong Biotech Ltd.
23F, No. 95, Section 1, Xintai 5th Road,
Xizhi District, New Taipei City,
Taiwan, 221

> **Re: Jyong Biotech Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted July 5, 2023**
> **CIK No. 0001954488**

Dear Fu-Feng Kuo:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary
Overview, page 1

1. We note your response to prior comment 2. Please:
   - Revise the Summary to explain briefly the terms "carotenoid" and "chylomicron" in order to provide context for your use of the term "carotenoid chylomicrons."
   - Revise the Business section to identify clearly the active pharmaceutical ingredients and tell us whether all active ingredients are "plant-derived." In this regard, it is unclear whether "PL, PF, PE, TC and BC" are active ingredients or biomarkers, and whether these are two-letter abbreviations used in the scientific community to

represent a specific carotenoid, chylomicron, or something else.

2.   We note your response to prior comment 3. Please revise the prospectus to disclose the information provided in your response. In addition, please identify AP-1 and AP-2, or advise. With regard to the third sentence, explain to us how two different ingredients can have the same composition.

Benign Prostatic Hyperplasia, page 91

3.   We note your revised disclosure on page 92 in response to prior comment 6. Regarding FDA Approval status of MCS-2, please revise the language so that it does not imply that FDA approval is forthcoming.

Overall summary and conclusions, page 105

4.   We note your response to our prior comment 11 regarding having to conduct additional Phase I studies per FDA requirements. Please disclose why the FDA required additional Phase I studies.

    You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Joe McCann at 202-551-6262 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences

cc: Yang Ge